                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2

                              ORACLE CORPORATION
                              ------------------
            (Exact name of registrant as specified in its charter)


           Delaware                                    94-2871189
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(State of incorporation or organization)            (I.R.S. Employer
                                                   Identification No.)
500 Oracle Parkway
Redwood City, California                                94065
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(Address of principal executive offices)              (Zip Code)

If this form relates to the                  If this form relates to the
registration of a class of securities        registration of a class of
pursuant to Section 12(b) of the             securities pursuant to Section
Exchange Act and is effective                12(g) of the Exchange Act and is
pursuant to General Instruction              effective pursuant to General
A.(c), please check the following            Instruction A.(d), please check
box.[_]                                      the following box. [x]


Securities Act registration statement file number to which this form
relates:                                                            000-14376
                                                                    ---------
                                                                  if applicable

                    Securities to be registered pursuant to
                           Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                    each class is to be registered
     -------------------                    -------------------------------
           None                                           None

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
                        -------------------------------
                               (Title of Class)

Item 1. Description of Securities to be Registered.

        On December 3, 1990, the Board of Directors of Oracle Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend was paid to stockholders of record on December 31, 1990 (the "Record Date"). On each of January 10, 1994, March 31, 1998 and March 22, 1999, the Company amended the terms of the Rights. As of the date hereof, if certain events related to an unsolicited takeover attempt occur, each Right entitles the registered holder to purchase from the Company one-six thousand seven hundred fiftieth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company, at a price of $125.00 per one-six thousand seven hundred fiftieth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Preferred Shares Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent, dated as of March 31, 1998, and amended as of March 22, 1999. The amendment to the Rights Agreement entered into on March 22, 1999 removed from the Rights Agreement all references and requirements relating to Continuing Directors. All numbers set forth in this description have been adjusted to reflect a three for two stock split, effected in the form of a stock dividend, which was effective February 26, 1999. As a result of such stock split, each Common Share has associated with it two-thirds of a Right.

        Until the earlier to occur of (i) 10 days (or such later date as may be determined by action of a majority of the members of the Company's Board of Directors) following a public announcement that a person, or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the date of such announcement being the "Shares Acquisition Date") or (ii) 10 days (or such later date as may be determined by action of a majority of the members of the Board of Directors then in office) following the date that a tender offer or exchange offer is first published or sent, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by such Common Share certificates and no separate Rights Certificates will be distributed.

  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights Agreement provides that Lawrence J. Ellison and his affiliates, associates and successors, certain successors thereto, or any other transferee approved by the Company's Board of Directors shall not be or become an Acquiring Person on account of the beneficial ownership of Common Shares of the Company by any of them, so long as Ellison and his affiliates, associates and successors, certain successors thereto, or any other transferee approved by the Company's Board of Directors, do not acquire from any third party other than the Company, in the aggregate, beneficial ownership of more than an additional 1% of the Company's Common Shares.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on March 31, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Common Shares or Preferred Shares of certain rights or warrants to subscribe for or purchase Common Shares or Preferred Shares at a price, or securities convertible into Common Shares or Preferred Shares with a conversion price, less than the then current market price of the Common Shares or Preferred Shares or (iii) upon the distribution to holders of the Common Shares or Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

        The number of Rights associated with each Common Share and the rights associated with each Preferred Share are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Preferred Shares purchasable upon exercise of the Rights will not be redeemable and are junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each Preferred Share will be entitled to a quarterly dividend payment of 10,125 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $10,125.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 10,125 times the aggregate payment made per Common Share. Each Preferred Share will have 10,125 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 10,125 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one-six thousand seven hundred fiftieth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one and one-half Common Shares.

        In the event that, after the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Company is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

        At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, by a majority vote of the Board of Directors, the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Shares at an exchange ratio of one and one-half Common Shares per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. At the election of the Company, no fractional Preferred Shares will be issued (other than fractions which are integral multiples of the one-six thousand seven hundred fiftieths of a Preferred Share and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to the earlier of (i) the close of business on the tenth day following the Shares Acquisition Date, or such later date as may be determined by a majority of the Company's Directors, and (ii) the expiration date of the Rights, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.000148 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The terms of the Rights may be amended in any respect by the Board of Directors of the Company without the consent of the holders of the Rights, except that, from and after the Distribution Date, no such amendments shall be made without the approval of the holders of the

Rights other than amendments made to (i) cure ambiguities, (ii) correct or supplement provisions that may be defective or inconsistent with other provisions of the Rights Agreement, (iii) shorten or lengthen any time period under the Rights Agreement, or (iv) change or supplement the provisions of the Rights Agreement in any manner the Company may deem necessary provided that such change or supplement does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person). Notwithstanding the foregoing, the terms of the Rights may not be supplemented or amended from and after the Distribution Date to lengthen a time period relating to when the Rights may be redeemed at a time when the Rights are not by their terms redeemable or lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the Rights.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        As of March 1, 1999, there were approximately 1,439,478,000 shares of the Company's Common Stock outstanding. As long as the Rights are attached to the Common Shares, two-thirds of a Right, subject to adjustment in accordance with the Rights Agreement, shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. Two hundred thousand Preferred Shares are reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights do not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

        The (i) Amended and Restated Preferred Shares Rights Agreement between the Company and the Rights Agent and Amendment Number One thereto, and (ii) the Certificate of Designations of Series A Junior Participating Preferred Stock specify the terms and conditions of the Rights, are made a part of this Form 8-A/A in Exhibits 1, 2 and 3 and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the following Exhibits.

Item 2.   Exhibits.

          1. Amended and Restated Preferred Shares Rights Agreement dated March 31, 1998 (the "Rights Agreement"), between Oracle Corporation and BankBoston, N.A, incorporated by reference to the Form 8-A/A filed with the SEC on March 31, 1998 (File #0-14376).

          2. Amendment Number One dated as of March 22, 1999, to the Amended and Restated Preferred Shares Rights Agreement dated March 31, 1998, between Oracle Corporation and BankBoston, N.A.

          3. The following documents which comprise the Company's Certificate of Incorporation are hereby incorporated by reference: (i) Restated Certificate of Incorporation filed with the Secretary of State of Delaware on March 12, 1987 and incorporated by reference to the Form S-1 filed with the SEC on March 27, 1987 (File No. 33-12941); (ii) Amendment to Certificate of Incorporation filed with the Secretary of State of Delaware on December 3, 1987 and incorporated by reference to the Form 10-K filed with the SEC on August 26, 1988 (File #0-14376), (iii) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on June 16, 1989 and incorporated by reference to the Form 10-K filed with the SEC on August 25, 1989 (File #0-14376); (iv) Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on December 7, 1990 and incorporated by reference to the Form 8-K filed with the SEC on December 10, 1990 (File #0-14376); (v) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on November 4, 1993 and incorporated by reference to the Form 10-Q filed with the SEC on January 12, 1994 (File #0-14376); (vi) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on January 17, 1995 and incorporated by reference to the Form 10-K filed with the SEC on August 25, 1995 (File #0-14376); (vii) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on March 13, 1996 and incorporated by reference to the Form 8-A/A filed with the SEC on March 31, 1998 (File #0-14376); and (viii) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on October 30, 1996 and incorporated by reference to the Form 10-Q filed with the SEC on January 10, 1997 (File #0-14376).

                                 SIGNATURE
                                 ---------

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 22, 1999



                                    ORACLE CORPORATION



                                    By:  /s/ Jeffrey O. Henley
                                         ---------------------
                                         Jeffrey O. Henley
                                         Executive Vice President and
                                         Chief Financial Officer